SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐        No   ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 First Quarter 2019 Earnings Presentation.

1st QUARTER 2019 EARNINGS WEBCAST May 10th, 2019

Safe harbor statement under the US Private Securities Litigation Reform Act of 1995. This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer to sell or the solicitation of any offer to buy any securities of YPF S.A. in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an exemption from such registration. Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-12102 available on the SEC website www.sec.gov. Our estimates of EURs, included in our Development Costs, are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized, particularly in areas or zones where there has been limited history. Actual locations drilled and quantities that may be ultimately recovered from our concessions will differ substantially. Ultimate recoveries will be dependent upon numerous factors including actual encountered geological conditions and the impact of future oil and gas pricing. IMPORTANT NOTICE

TOTAL IFR # of people injured for each million hours worked 2009 – Q1 2019 DOW JONES SUSTAINABILITY INDEX (1) Oil & Gas Upstream & Integrated Industry YPF is not part of the Dow Jones Sustainability Index. YPF was assessed by RobecoSAM for the first time in 2018 using the DJSI criteria YPF score by RobecoSAM DJSI OGX Industry Average TOTAL IFR CONTINUES TO BREAK HISTORICAL LOWS SAFETY AND SUSTAINABILITY AS CORE VALUE

1ST QUARTER 2019 Operating cash flow of Ps 42.6 billion (+99.0%) Revenues of Ps 130.9 billion (+72.6%) Adjusted EBITDA(1) of Ps 39.9 billion (+62.6%) CAPEX of Ps 30.4 billion (+104.2%) Hydrocarbon production down 11.5% (1) See description of Adjusted EBITDA in footnote (2) on page 5 Net shale oil production up 63.3% Financial highlights

REVENUES (1) (In Millions of USD) YPF financial statement based on IFRS converted to USD using average exchange rate of Ps 39.00 and Ps 19.65 per U.S $1.00 for Q1 2019 and Q1 2018, respectively. Adjusted EBITDA = Operating income + Depreciation and impairment of property, plant and equipment + Amortization of intangible assets + unproductive exploratory drillings. Excludes IFRS 16 effects. 1Q18 figure excludes the profit by revaluation of YPF S.A.'s investment in YPF Energía Eléctrica (YPF EE) for Ps 12.0 billion. ADJUSTED EBITDA (1) (2) (In Millions of USD) CAPEX (1) (In Millions of USD) -13.9% -18.0% +2.9% REVENUES DECLINED 14% IN USD MAINLY DUE TO LOWER NATURAL GAS SALES WHILE MARGINS REMAINED FAIRLY STABLE

ADJUSTED EBITDA (In Billions of PS) Includes depreciation and impairment of property, plant and equipment and amortization of intangible assets and unproductive exploratory drillings. Excludes IFRS 16 effects. Q1 2018 figure excludes the profit by revaluation of YPF S.A.'s investment in YPF Energía Eléctrica (YPF EE) for Ps 12.0 billion. (1) (1) ADJ. EBITDA INCREASED IN Q1 2019 MAINLY DRIVEN BY THE DOWNSTREAM BUSINESS

CONSOLIDATED STATEMENT OF ADJUSTED CASH FLOW (In Billions of PS) FREE CASH FLOW (1) (In Billions of PS) Free Cash Flow = Cash Flow from Operations minus CAPEX. +115.0% POSITIVE FREE CASH FLOW DRIVEN BY STRONG CASH GENERATION

FINANCIAL DEBT AMORTIZATION SCHEDULE (1) (2) (In Millions of USD) As of March 31, 2019. Excludes IFRS 16 effects. Converted to USD using the March 31, 2019 exchange rate of Ps 43.25 to U.S $1.00. Includes cash & equivalents, including Argentine sovereign bonds BONAR 2020 and BONAR 2021. Net debt to LTM Adj. EBITDA calculated in USD. Net debt at period end exchange rate of Ps 43.25 to U.S $1.00 and LTM Adj. EBITDA calculated as sum of quarters. USD denominated debt Peso denominated debt 92% denominated in USD and 8% in Argentine Pesos Average interest rates of 7.42% in USD and 43.19% in Pesos Average life of 6.0 years Net Debt /LTM Adj. EBITDA 1.7x (3)(4) (3) DETAILS STRONG ENOUGH CASH POSITION TO COVER SHORT TERM MATURITIES

PRODUCTION BREAKDOWN (KBOE/D) TOTAL PRODUCTION (KBOE/D) Conventionals Shale + Tight TOTAL PRODUCTION DECREASED 11.5% DRIVEN BY NATURAL GAS CURTAILMENTS

SHALE OIL DEVELOPMENT COST - LOMA CAMPANA (USD/BOE) NET SHALE O&G PRODUCTION(1) (KBOE/D) Total production (Loma Campana + El Orejano + Bandurria Sur + La Amarga Chica + Bajada de Añelo + Aguada Pichana Este + Aguada Pichana Oeste + Rincón del Mangrullo + Loma La Lata + Aguada de la Arena + Lindero Atravesado + San Roque + La Ribera Bloque I & II + La Calera + Pampa de las Yeguas Bloque I + Aguada de Castro). Total producing wells amount to 747, including 50 additional non-operated producing wells SHALE OIL OPEX COST - LOMA CAMPANA (USD/BOE) 697 OPERATED PRODUCING WELLS (2) 21 NEW WELLS IN Q1 2019 14 ACTIVE RIGS +45.1% +63.3% STRONG INCREASE IN NET SHALE PRODUCTION COMBINED WITH COST REDUCTIONS

Exploration operated and non operated Development Pilots operated Pilots non-operated UPDATE ON VACA MUERTA SHALE OIL ~2 BN USD gross operated capex planned for 2019 3 ongoing shale oil developments 6 shale oil operated pilots to prepare future developments Additional shale oil blocks in exploration Building infrastructure to ensure production evacuation

ARGENTINA OFF-SHORE Exploration blocks in North & Malvinas basins with high potential Partnerships with international players Low financial commitments – 48 MM USD over 4 years GLOBAL PLAYERS PARTICIPATION CAN -100 CAN -102 CAN -114 MLO -123 MAGALLANES

CRUDE PROCESSED (KBBL/D) -7.5% SALES OF REFINED PRODUCTS (KM 3) -0.9% -0.7% +0.2% TOPPING UNIT INCIDENT IN LA PLATA REFINERY AFFECTED AMOUNT OF CRUDE PROCESSED; SLIGHT DECREASE IN DOMESTIC SALES WERE PARTIALLY OFFSET BY HIGHER EXPORTS

MONTHLY DIESEL SALES (KM3) MONTHLY GASOLINE SALES (KM3) 56.0% Gasoline Market Share Q1 2018 Diesel Market Share 57.5% Q1 2019 55.5% Q1 2017 +0.2% -0.7% 57.3% Q1 2018 57.8% Q1 2019 57.3% Q1 2017 FUEL DEMAND REMAINED STABLE DURING Q1 2019 DESPITE MARKET CONTRACTION

F.O.B. REFINERY/TERMINAL PRICE (2) USD/BBL DOWNSTREAM ADJUSTED EBITDA(1) Excluding inventory revaluation (USD per refined barrel) CRUDE OIL PRICES USD/BBL Amounts in Argentine Pesos converted to USD using the applicable FX rate on the date in which revenues and expenses were recognized. Please note that these figures may differ from the EBITDA expressed in USD that is disclosed in table 5.5 of YPF’s Quarterly Consolidated Results report. Net of commissions, deductions, freights, turnover tax and other taxes. HIGHER DOWNSTREAM MARGINS DRIVEN BY LOWER LOCAL CRUDE OIL PRICES

FUELS BLENDED PRICE VS IMPORT PARITY(1) (% VARIATION) Import parity includes international reference price for heating oil, RBOB and biofuels, each of them weighted by sales volumes of our regular and premium diesel and gasoline. Fuels blended prices and Import Parity prices based on monthly average prices. (*) May 2019 refers to average prices through May 6, 2019. January 2018 = base 0. GRADUAL ADJUSTMENTS IN FUEL PRICES TO BRIDGE GAP WITH IMPORT PARITY

Continued improving safety track record; sustainability as a core value Total production decrease driven by natural gas curtailments; shale oil production offset decline in conventional oil Further reductions in shale oil development and OPEX costs Positioned YPF in a new potential growth area Adj. EBITDA in USD decreased due to lower natural gas revenues, better Downstream margins with prices above import-parity in early 2019 Strong cash generation led to positive free cashflow; committed to a strict financial discipline 2019 Guidance: EBITDA close to $4.0bn, Capex in the $3.5bn area, Production -2/-3% SUMMARY

QUESTIONS AND ANSWERS 1st Quarter Earnings Webcast

1st QUARTER 2019 EARNINGS WEBCAST May 10th, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 10, 2019	By:	/s/ Sergio Giorgi
	Name:	Sergio Giorgi
	Title:	Market Relations Officer